UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 5)

FREIGHTCAR AMERICA, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

357023100

(CUSIP Number)

Pacific Investment Management Company LLC

Attention: Zephram Yowell, Senior Vice President, Senior Counsel

650 Newport Center Drive

Newport Beach, California, 92660

(949) 720-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 357023100

1	NAME OF REPORTING PERSONS Pacific Investment Management Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,132,419(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,132,419(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,132,419(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.3%(2)
14	TYPE OF REPORTING PERSON IA, OO

(1)

The Reporting Person beneficially owns (a) 1,388,388 shares of Common Stock, (b) a warrant exercisable for an indeterminate number of shares of Common Stock equal to 23.0% of the Common Stock Deemed Outstanding (as defined in a warrant acquisition agreement entered into with the Issuer on October 13, 2020, as amended), (c) a warrant exercisable for an indeterminate number of shares of Common Stock equal to 5.0% of the Common Stock Deemed Outstanding (as defined in a warrant acquisition agreement entered into with the Issuer on December 30, 2021, as amended), and (d) a warrant exercisable for an indeterminate number of shares of Common Stock equal to 5.0% of the Common Stock Deemed Outstanding (as defined in a warrant acquisition agreement entered into with the Issuer on April 4, 2022).

(2)

Based on 17,223,306 shares of Common Stock outstanding as of November 1, 2022, as provided by the Issuer to the Reporting Person, plus 6,791,294 shares of Common Stock underlying the warrant referred to in clause (b) of footnote 1 above, plus 1,476,368 shares of Common Stock underlying the warrant referred to in clause (c) of footnote 1 above, plus 1,476,368 shares of Common Stock underlying the warrant referred to in clause (d) of footnote 1 above. The number of shares of Common Stock that will actually be issued upon exercise of the warrants described in this statement will not be known with certainty until the time such warrants are exercised. The number of shares of Common Stock actually issued upon exercise of such warrants may be materially different than the number of shares reflected in this statement.

This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on August 11, 2021 (together with Amendment No. 1 to Schedule 13D filed on November 9, 2021, Amendment No. 2 to Schedule 13D filed on January 7, 2022, Amendment No. 3 to Schedule 13D filed on April 12, 2022, Amendment No. 4 to Schedule 13D filed on August 8, 2022, and this Amendment No. 5, this “statement”) relating to shares of common stock, par value $0.01 per share (the “Common Stock”), of FreightCar America, Inc., a Delaware corporation (the “Issuer”). Item 3 and Item 5 are hereby amended and supplemented as set forth below.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented by adding the following additional information:

Pursuant to that certain Amended and Restated Reimbursement Agreement, dated as of December 30, 2021 (the “Reimbursement Agreement”), by and among COF, U.S. Bank National Association, Alter Domus (US) LLC, and the Issuer, the Issuer agreed to issue certain Equity Fees to COF or its designee. Pursuant to the terms of the Reimbursement Agreement, the Issuer issued to an affiliate of OC III 259,551 shares of Common Stock on November 1, 2022. No cash consideration was required to be paid by PIMCO or any of the PIMCO Entities in connection with the acquisition of such shares of Common Stock pursuant to the terms of the Reimbursement Agreement.

Item 5. Interest in Securities of the Issuer.

Item 5(c) is hereby supplemented by adding the following additional information:

(c) See the disclosure set forth in Item 3 of this Amendment No. 5. Except as set forth herein, there have been no transactions with respect to the Common Stock during the sixty days prior to the date of this Amendment No. 5 by the Reporting Person or, to its knowledge, by any executive officer or director of the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2022	PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

	By:	/s/ Ryan Curtis
	Name:	Ryan Curtis
	Title:	Vice President

SCHEDULE A

The name and present principal occupation of each Executive Committee Member and Chief Investment Officer of PIMCO is set forth below. Unless otherwise noted the business address of each person listed below is c/o Pacific Investment Management Company LLC, 650 Newport Center Drive, Newport Beach, California 92660.

EXECUTIVE COMMITTEE MEMBERS AND CHIEF INVESTMENT OFFICERS OF

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

Name and Business Address	Present Principal Occupation	Citizenship
Andrew Balls	Managing Director – Chief Investment Officer (Global Fixed Income)	United States
Libby Cantrill	Managing Director – Executive Committee, Head of Public Policy	United States
Craig A. Dawson	Managing Director – Executive Committee, Head of PIMCO Europe, Middle East and Africa	United States
Gregory Hall	Managing Director – Executive Committee, Head of U.S. Global Wealth Management	United States
Daniel J. Ivascyn	Managing Director – Executive Committee, Group Chief Investment Officer	United States
Mark R. Kiesel	Managing Director – Chief Investment Officer (Global Credit)	United States
Scott A. Mather	Managing Director – Chief Investment Officer (U.S. Core Strategies)	United States
Qi Wang	Managing Director – Chief Investment Officer, Portfolio Implementation	United States
Julie Meggers	Managing Director – Global Co-Head of Human Resources	United States
Emmanuel Roman	Managing Director – Executive Committee and Chief Executive Officer	United States
Jerome M. Schneider	Managing Director – Executive Committee	United States
Marc P. Seidner	Managing Director – Executive Committee, Chief Investment Officer (Non-traditional Strategies)	United States
Candice Stack	Managing Director – Executive Committee, Head of Client Management, Americas	United States
Kimberley Stafford	Managing Director – Executive Committee, Global Head of Product Strategy	United States
Christian Stracke	Managing Director – Executive Committee, Global Head of Credit Research	United States